Exhibit 99.1

CollPlant Reports Fourth Quarter and Year End 2017 Financial Results and

Provides Business Update

Ness Ziona, March 21, 2018, CollPlant (NASDAQ:CLGN, TASE:CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen technology for tissue repair products (recombinant human, “rhCollagen”), today announced financial results for the fourth quarter and year ended December 31, 2017 and provided an update on the Company’s business developments.

“During the fourth quarter of 2017, we made significant progress in advancing our 3D-bio printing business. Specifically, our development activities with various biotechnology and medical device companies continued to move forward, as planned. Of note, during the fourth quarter of 2017 and through the first quarter of 2018, we were pleased to have supplied both first and repeat orders of our rhCollagen-based BioInk to a leading, multinational biotechnology company, for the development of organs bioprinting technology. During the fourth quarter of 2017, we also initiated development of a 3D-bioprinted orthopedic implant prototype, leveraging our rhCollagen-based BioInk, for a leading medical device company,” said Yehiel Tal, CollPlant’s Chief Executive Officer.

“During the first quarter of 2018, we were honored to announce that CollPlant is part of the Regenerative Medicine Development Organization’s (ReMDO) advanced biomanufacturing initiative for the development of a universal BioInk with tunable properties for 3D bioprinting of tissues and organs. This important bioink initiative includes 18 leading research and industry organizations, as well as thought leaders in the field of 3D bioprinting, specializing in printing technologies, biomaterials and application research,” noted Mr. Tal.

“During the past year, CollPlant expanded its activities within the aesthetic field with the development of a next generation of dermal fillers based on our rhCollagen. We are now actively pursuing collaborations with key companies in this field,” added Mr. Tal.

“Additionally, during 2017, we continued to penetrate the European market with sales of our two first products, Vergenix™STR for the treatment of tendinopathy, and Vergenix™FG, a wound filler, for treatment of acute and chronic wounds. Over time, we have received positive feedback from physicians who have treated patients with both of these products and we are working to continue to penetrate the market. We are pleased to note, that, recently, Arthrex GmbH, which distributes our Vergenix™ STR product in combination with its ACP-Tendo, presented promising treatment results based on a European case series, including patients with injuries involving the rotator cuff, Achilles tendon, Perneal tendon, Tibialis tendon and Common extensor tendon,” concluded Mr. Tal.

Fourth Quarter 2017 Financial Results

Revenues for the fourth quarter of 2017 were NIS 952,000 ($275,000), an increase of 375% compared to NIS 200,000 ($58,000) for the fourth quarter of 2016.

Gross profit for the fourth quarter of 2017 was NIS 900,000 ($260,000), an increase of 348% compared to NIS 200,000 ($58,000) in the fourth quarter of 2016.

Research and development expenses for the fourth quarter of 2017, net of participations, were NIS 2.98 million ($859,000), an increase of 42% compared to NIS 2.11 million ($608,000) for the fourth quarter of 2016.

General, administrative and marketing expenses for the fourth quarter of 2017 were NIS 4.11 million ($1.19 million), a decrease of 19% compared to NIS 5.04 million ($1.45 million) for the fourth quarter of 2016.

Operating loss for the fourth quarter of 2017 was NIS 6.19 million ($1.78), an increase of 11% compared to NIS 6.95 million ($2.00 million) for the fourth quarter of 2016.

The Company posted a comprehensive loss of NIS 5.91 million ($1.70 million), or NIS 0.04 ($0.01) per share, for the fourth quarter of 2017, compared to a net loss of NIS 7.05 million ($2.03 million), or NIS 0.07 ($0.02) per share, for the fourth quarter of 2016.

Year Ended December 31, 2017 Financial Results

Revenues from sale of VergenixFG, VergenixSTR, and our Bioink in the year ended December 31, 2017 were NIS 1.67 million ($481,000), an increase of 472%, compared to NIS 292,000 ($84,000) in the year ended December 31, 2016.

Gross profit for the year 2017 was NIS 1.62 million ($466,000), an increase of 455% compared to NIS 292,000 ($84,000) for the year ended December 31, 2016.

Research and development expenses for year 2017, net of participations, were NIS 14.07 million ($4.06 million), a decrease of 16% compared to NIS 16.79 million ($4.84 million) for the year ended December 31, 2016.

General, administrative and marketing expenses for the year 2017 were NIS 8.30 million ($2.39 million), a decrease of 25% compared to NIS 11.05 million ($3.19 million) for the year ended December 31, 2016.

Operating loss for the year 2017 was NIS 20.75 million ($5.99 million), a decrease of 25% compared to NIS 27.54 million ($7.94 million) for the year ended December 31, 2016.

Comprehensive loss was NIS 20.88 million ($6.02 million), or NIS 0.16 ($0.05) per share, for the year 2017 compared to a net loss of NIS 27.89 million ($8.04 million), or NIS 0.28 ($0.08) per share, for the year ended December 31, 2016.

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Balance Sheet Highlights

As of December 31, 2017, the Company had cash and cash equivalents of NIS 17.82 million ($5.14 million), compared to NIS 3.80 million ($1.10 million) as of December 31, 2016.  The increase was mainly due to NIS 32.39 million ($9.34 million) in proceeds generated by financing activities. The Company utilized NIS 17.88 million ($5.16 million) in cash to fund its operating activities during 2017.

For the convenience of the reader, the amounts have been translated from NIS into U.S. dollars, at the representative rate of exchange as of December 31, 2017 (U.S. $1 = NIS 3.467).

The Company’s consolidated financial results for the twelve months ended December 31, 2017 are presented in accordance with International Financial Reporting Standards.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs, and our unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

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Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Collplant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based Bioink, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting Collplant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that Collplant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and Collplant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information about CollPlant, visit http://www.collplant.com

Contact at CollPlant:	IR Contact

Eran Rotem	Amato and Partners, LLC
Chief Financial Officer	90 Park Avenue, 17th Floor
Tel: + 972-73-2325600/612	New York, NY 10016
Email: Eran@collplant.com	admin@amatoandpartners.com

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CollPlant Holdings Ltd.

Consolidated Statements of Financial Position

(Audited)

	December 31,		Convenience translation into USD (Note 1B) December 31,
	2016	2017	2017
	NIS in thousands		In thousands
Assets
Current assets:
Cash and cash equivalents	3,797	17,817	5,139
Accounts receivables:
Trade receivables	217	354	102
Other	3,568	3,543	1,022
Inventory	487	700	202
	8,069	22,414	6,465
Non-current assets:
Restricted deposit	557	503	145
Long term-receivables	168	92	27
Property and equipment, net	4,008	3,582	1,033
Intangible assets, net	1,631	1,454	419
	6,364	5,631	1,624
Total assets	14,433	28,045	8,089

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CollPlant Holdings Ltd.

Consolidated Statements of Financial Position

(Audited)

	December 31,		Convenience translation into USD (Note 1B) December 31,
	2016	2017	2017
	NIS in thousands		In thousands
Liabilities and equity
Current liabilities:
Accounts payable:
Trade payables	5,189	2,922	843
Accrued liabilities and other	1,617	1,996	576
	6,806	4,918	1,419
Non-current liabilities:
Debentures at fair value	—	12,639	3,645
Derivatives	—	141	41
Royalties to the Israel Innovation Authority	2,181	1,203	345
Long-term payables	286	61	18
	2,467	14,044	4,049
Commitments and contingent liabilities
Total liabilities	9,273	18,962	5,468
Equity:
Ordinary shares	3,207	4,998	1,442
Additional paid in capital and warrants	159,864	178,467	51,476
Accumulated deficit	(157,911)	(174,382)	(50,297)
Total equity	5,160	9,083	2,621
Total liabilities and equity	14,433	28,045	8,089

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CollPlant Holdings Ltd.

Consolidated Statements of Comprehensive Loss

					Convenience translation into USD
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,	Year ended December 31,
	2016	2017	2016	2017	2017
	Unaudited		Audited		Unaudited	Audited
	NIS in thousands				In thousands
Revenue	200	952	292	1,668	275	481
Cost of Revenue	—	52	—	52	15	15
Gross Profit	200	900	292	1,616	260	466
Research and development expenses:
Research and development expenses	5,999	4,123	29,200	16,921	1,189	4,881
Participation in research and development expenses	(3,892)	(1,144)	(12,411)	(2,855)	(330)	(823)
Research and development expenses, net	2,107	2,979	16,789	14,066	859	4,058
General, administrative and marketing expenses	5,041	4,113	11,048	8,303	1,186	2,394
Operating loss	6,948	6,192	27,545	20,753	1,785	5,986
Financial income	(50)	(280)	(93)	(253)	(81)	(74)
Financial expenses	149		441	380		110
Financial expenses (income), net	99	(280)	348	127	(81)	36
Comprehensive loss	7,047	5,912	27,893	20,880	1,704	6,022
Basic and diluted loss per ordinary share (NIS/USD)	0.07	0.04	0.28	0.16	0.01	0.05
Weighted average ordinary shares outstanding	106,694,658	145,002,163	100,624,945	133,187,048	145,002,163	133,187,048

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